                                                                    EXHIBIT 99.1

           DISCLOSURE REGARDING MISCELLANEOUS COMPENSATION INFORMATION



1.  The repayment terms of the $180,000 loan made by IDEX Corporation to Dennis
K. Williams in 2001 to pay withholding taxes on the 2001 vesting of his restricted stock are as follows: To the extent not otherwise repaid by Mr. Williams, such loan shall be repaid by application of (1) increases in base salary (adjusted for taxes) over 2001 base salary, and (2) bonus payments not required to be deferred into our deferred compensation plan under the terms of the restricted stock award.

2. At December 31, 2001, Mr. Williams held 280,000 shares of restricted stock with a value of $9,660,000 based on the closing price of IDEX Corporation common stock on such date. Mr. Williams was awarded 350,000 shares of restricted stock on April 13, 2000. Seventy thousand of these shares vested on April 30, 2001 and an additional 70,000 shares vest on each of the four subsequent anniversaries of such date if Mr. Williams remains as Chairman, President and Chief Executive Officer of the Company. The restricted stock awarded to Mr. Williams is eligible for the Company's dividend payment on its common stock.